Filed pursuant to Rule 433

Registration Statement Nos. 333-290665 and 333-290665-01

Market Linked Securities—Auto-Callable with Contingent Coupon with Memory Feature and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Common Stock of UnitedHealth Group Incorporated and the State Street® Technology Select Sector SPDR® ETF due April 5, 2029

Term Sheet to Preliminary Pricing Supplement dated April 2, 2026

BofA Finance LLC

Fully and Unconditionally Guaranteed by Bank of America Corporation

Market Linked Securities

Summary of Terms

Issuer and Guarantor:	BofA Finance LLC (“BofA Finance” or “Issuer”) and Bank of America Corporation (“BAC” or “Guarantor”)
Underlyings:	The S&P 500® Index, the common stock of UnitedHealth Group Incorporated and the State Street® Technology Select Sector SPDR® ETF
Pricing Date*:	April 2, 2026
Issue Date*:	April 8, 2026
Denominations:	$1,000 and any integral multiple of $1,000. References in the pricing supplement to a “Security” are to a Security with a principal amount of $1,000.
Contingent Coupon Payment (with Memory Feature):

On each Contingent Coupon Payment Date, you will receive a Contingent Coupon Payment at a per annum rate equal to the Contingent Coupon Rate if, and only if, the closing value of the Lowest Performing Underlying on the related Calculation Day is greater than or equal to its Coupon Barrier. Each “Contingent Coupon Payment,” if any, will be calculated per Security as follows: ($1,000 × Contingent Coupon Rate)/4. If the closing value of the Lowest Performing Underlying on one or more Calculation Days is less than its Coupon Barrier and, on a subsequent Calculation Day, the closing value of the Lowest Performing Underlying on that subsequent Calculation Day is greater than or equal to its Coupon Barrier, the Securities will pay the Contingent Coupon Payment due for that subsequent Calculation Day plus all previously unpaid Contingent Coupon Payments (without interest on amounts previously unpaid).

Contingent Coupon Payment Dates:	Quarterly, on the third business day following each Calculation Day; provided that the Contingent Coupon Payment Date with respect to the Final Calculation Day will be the Maturity Date.
Contingent Coupon Rate:	At least 18.90% per annum, to be determined on the Pricing Date.
Automatic Call:

If the closing value of the Lowest Performing Underlying on any of the Calculation Days from April 2027 to January 2029, inclusive, is greater than or equal to its Starting Value, the Securities will be automatically called, and on the related Call Settlement Date you will be entitled to receive a cash payment per Security equal to the principal amount per Security plus a final Contingent Coupon Payment.

Calculation Days*:	Quarterly, on the 2nd of each January, April, July and October, commencing July 2026 and ending January 2029, and April 2, 2029 (the “Final Calculation Day”).
Call Settlement Date	Three business days after the applicable Calculation Day
Maturity Payment Amount (per Security):

●if the Ending Value of the Lowest Performing Underlying on the Final Calculation Day is greater than or equal to its Threshold Value:
$1,000; or

●if the Ending Value of the Lowest Performing Underlying on the Final Calculation Day is less than its Threshold Value:
$1,000 × Performance Factor of the Lowest Performing Underlying on the Final Calculation Day.

Maturity Date*:	April 5, 2029
Lowest Performing Underlying	For any Calculation Day, the Lowest Performing Underlying will be the Underlying with the lowest Performance Factor on that Calculation Day.
Performance Factor:	With respect to an Underlying on any Calculation Day, its closing value on such Calculation Day divided by its Starting Value (expressed as a percentage).
Starting Value:	For each Underlying, its closing value on the pricing date
Ending Value:	For each Underlying, its closing value on the Final Calculation Day

Summary of Terms (continued)

Coupon Barrier:	For each Underlying, 75% of its Starting Value
Threshold Value:	For each Underlying, 75% of its Starting Value
Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance
Underwriting Discount**:	Up to 2.575%; dealers, including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of 2.00% and WFA may receive a distribution expense fee of 0.075%.
CUSIP:	09711QFF5
Material Tax Consequences:	See the preliminary pricing supplement.

** In addition, selected dealers may receive a fee of up to 0.30% for marketing and other services

Hypothetical Payout Profile (Maturity Payment Amount)

If the Securities are not automatically called prior to maturity and the Ending Value of the Lowest Performing Underlying on the Final Calculation Day is less than its Threshold Value, you will lose more than 25%, and possibly all, of the principal amount of your Securities at maturity.

Any return on the Securities will be limited to the sum of your Contingent Coupon Payments, if any. You will not participate in any appreciation of any Underlying, but you will have full downside exposure to decreases in the value of the Lowest Performing Underlying on the Final Calculation Day if the Ending Value of that Underlying is less than its Threshold Value.

The initial estimated value of the Securities as of the pricing date is expected to be between $904.25 and $964.25 per Security, which is less than the public offering price . The actual value of your Securities at any time will reflect many factors and cannot be predicted with accuracy. See “Selected Risk Considerations” beginning on page PS-9 of the accompanying preliminary pricing supplement and “Structuring the Securities” on page PS-31 of the accompanying preliminary pricing supplement for additional information.

Preliminary Pricing Supplement:
https://www.sec.gov/Archives/edgar/data/70858/000191870426009072/form424b2.htm

*Subject to change.

The Securities have complex features and investing in the Securities involves risks not associated with an investment in conventional debt securities. Potential purchasers of the Securities should consider the information in “Selected Risk Considerations” beginning on page PS-9 of the accompanying preliminary pricing supplement and in “Risk Factors” beginning on page PS-5 of the accompanying product supplement, page S-6 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus before making a decision to invest in the Securities.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Selected Risk Considerations

The risks set forth below, as well as additional risks related to this investment, are discussed in detail in the “Selected Risk Considerations” section in the accompanying preliminary pricing supplement.  Please review those risk disclosures carefully.

●Your investment may result in a loss; there is no guaranteed return of principal.

●Your return on the Securities is limited to the return represented by the Contingent Coupon Payments, if any, over the term of the Securities.

●The Securities are subject to a potential automatic call, which would limit your ability to receive the Contingent Coupon Payments over the full term of the Securities.

●You may not receive any Contingent Coupon Payments.

●Because the Securities are linked to the lowest performing (and not the average performance) of the Underlyings, you may not receive any return on the Securities and may lose a significant portion or all of your principal amount even if the closing value of one Underlying is always greater than or equal to its Coupon Barrier or Threshold Value, as applicable.

●Higher Contingent Coupon Rates are associated with greater risk.

●Your return on the Securities may be less than the yield on a conventional debt security of comparable maturity.

●The Contingent Coupon Payment, payment upon automatic call or Maturity Payment Amount, as applicable, will not reflect the values of the Underlyings other than on the Calculation Days.

●A Contingent Coupon Payment Date, a Call Settlement Date and the Maturity Date may be postponed if a Calculation Day is postponed.

●Any payment on the Securities is subject to the credit risk of BofA Finance, as issuer, and BAC, as Guarantor, and actual or perceived changes in BofA Finance’s or the Guarantor’s creditworthiness are expected to affect the value of, or any amounts payable on, the Securities.

●We are a finance subsidiary and, as such, have no independent assets, operations or revenues.

●The public offering price you pay for the Securities will exceed their initial estimated value.

●The initial estimated value does not represent a minimum or maximum price at which BofA Finance, BAC, BofAS or any of our other affiliates or WFS or its affiliates would be willing to purchase your Securities in any secondary market (if any exists) at any time.

●BofA Finance cannot assure you that a trading market for your Securities will ever develop or be maintained.

●The Securities are not designed to be short-term trading instruments, and if you attempt to sell the Securities prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount.

●Trading and hedging activities by BofA Finance, the Guarantor and any of our other affiliates, including BofAS, and WFS and its affiliates, may create conflicts of interest with you and may adversely affect your return on the Securities and their market value.

●There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.

●Changes that affect the Index may adversely affect the value of the Securities and any payments on the Securities.

●We cannot control actions by any of the unaffiliated companies whose securities are included the Index.

●We and our affiliates have no affiliation with the index sponsor and have not independently verified their public disclosure of information.

●The Securities may become linked to the common stock of a company other than the original Underlying Stock Issuer.

●We cannot control actions by an Underlying Stock Issuer.

●We and our affiliates have no affiliation with any Underlying Stock Issuer and have not independently verified any public disclosure of information.

●You have limited anti-dilution protection.

●Risks associated with the fund underlying index, or the underlying assets of the Fund, will affect the value of the Fund and hence the value of the Securities.

●Changes that affect the Fund or its fund underlying index may adversely affect the value of the Securities and any payments on the Securities.

●We cannot control actions by any of the unaffiliated companies whose securities are included in the Fund or its fund underlying index.

●We and our affiliates have no affiliation with the fund sponsor or fund underlying index sponsor and have not independently verified their public disclosure of information.

●There are risks associated with funds.

●Adverse conditions in the technology sector may reduce your return on the Securities.

●The stocks held by the XLK are concentrated in one sector.

●The anti-dilution adjustments will be limited.

●The performance of the XLK may not correlate with the performance of its fund underlying index as well as the net asset value per share of the XLK, especially during periods of market volatility.

●The U.S. federal income tax consequences of an investment in the Securities are uncertain, and may be adverse to a holder of the Securities.

This term sheet is a summary of the terms of the Securities and factors that you should consider before deciding to invest in the Securities. BofA Finance and BAC have filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read this term sheet together with the Preliminary Pricing Supplement dated April 2, 2026, Product Supplement No. WF-1 dated December 8, 2025 and the Prospectus Supplement and Prospectus each dated December 8, 2025 to understand fully the terms of the Securities and other considerations that are important in making a decision about investing in the Securities. If the terms described in the accompanying preliminary pricing supplement are inconsistent with those described herein, the terms described in the accompanying preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov. Alternatively, any agent or any dealer participating in this offering will arrange to send you the accompanying preliminary pricing supplement, Product Supplement No. WF-1 and prospectus supplement and prospectus if you so request by calling toll-free at 1-800-294-1322.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

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